Schwab Capital Trust - Exhibit 77M

On June 16, 2009, the Schwab Retirement Income Fund, a series of Schwab Capital Trust (the Trust), was merged into the Schwab Monthly Income
Fund - Enhanced Payout, another series of the Trust. The merger was approved by each Funds Board of Trustees via written consent on January 21, 2009.